                                                  FREEPORT, ILLINOIS
                                                      MARCH 22, 1996



                        TODAY'S BANCORP, INC.
                       50 WEST DOUGLAS STREET
                      FREEPORT, ILLINOIS 61032

                            PROXY STATEMENT AND NOTICE OF
                            ANNUAL MEETING OF STOCKHOLDERS
                              TO BE HELD APRIL 18, 1996



To the Stockholders of
TODAY'S BANCORP, INC.:

The Annual Meeting of Stockholders of TODAY'S BANCORP, INC. (the "Corporation"), will be held in the Business Conference Center, Building H, of the Highland Community College, 2998 West Pearl City Road, Freeport, Illinois, on Thursday, April 18, 1996, at 10:00 A.M., for the purpose of considering and voting upon the following matters:

1. To elect three Class III Directors for a term of three years;

2. To ratify the appointment of KPMG Peat Marwick LLP as independent public accountants for the Corporation for the fiscal year ending December 31, 1996; and

3. To transact such other business as may properly be brought before the Annual Meeting or any adjournment thereof.


PLEASE SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED POSTAGE PAID ENVELOPE AS PROMPTLY AS POSSIBLE WHETHER YOU PLAN TO ATTEND THE MEETING IN PERSON. IT IS HOPED THAT YOU WILL BE ABLE TO ATTEND THE MEETING, AND IF YOU DO YOU MAY VOTE YOUR STOCK IN PERSON IF YOU WISH. THE PROXY MAY BE REVOKED AT ANY TIME PRIOR TO ITS EXERCISE.

    This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of the Corporation of proxies for use at the Annual Meeting of Stockholders of the Corporation to be held in the Business Conference Center, Building H, of the Highland Community College, 2998 West Pearl City Road, Freeport, Illinois, on April 18, 1996, at 10:00 A.M. The record date for determining stock ownership is March 15, 1996. Only Stockholders of record as of March 15, 1996, will be entitled to notice of, and to vote at, the Annual Meeting. As of March 15, 1996, the Corporation had issued and outstanding 2,748,698 shares of Common Stock with a par value of $5.00 per share. In the election of the Board of Directors, and for all other matters to be voted upon at the Annual Meeting, each issued and outstanding share is entitled to one vote.

    The 1995 Annual Report of the Corporation, including financial statements consolidated with those of its subsidiaries, is being transmitted to each Stockholder on or about March 22, 1996, along with this Proxy Statement (and the accompanying proxy).

    Your proxy is being solicited by the Board of Directors of the Corporation. The cost of soliciting proxies will be borne by the Corporation. In addition to use of the mails, proxies may be solicited personally or by telephone or telegraph by officers, Directors and certain employees of the Corporation who will not be specially compensated for such soliciting. The Corporation will, at its expense, upon the receipt of a request from brokers and other custodians, nominees and fiduciaries, forward proxy soliciting material to the beneficial owners of shares held of record by such persons.

    Stockholders are urged to specify the way they wish to vote their shares by marking the appropriate boxes on the enclosed proxy. Shares represented by proxies which are properly executed and returned will be voted at the Annual Meeting as specified on the proxy. If no choice is specified, the shares will be voted FOR the nominees listed under Proposal 1 and FOR Proposal 2 in this Proxy Statement. It is not anticipated that any action will be asked of the Stockholders other than that set forth herein; proxies in the enclosed form, however, will confer discretionary voting authority on the individuals specified in the enclosed proxy regarding any other matters which may properly come before the Annual Meeting.

    Any Stockholder giving a proxy will have the right to revoke it at any time prior to the voting thereof by filing a revoking instrument or a duly executed proxy bearing a later date with the Secretary of the Corporation or by attending the Annual Meeting and voting in person.

    Votes cast by proxy or in person at the Annual Meeting will be tabulated by the Judge of Election appointed by the Board of Directors for the Annual Meeting and will determine whether a quorum is present. The Judge of Election will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum but as unvoted for purposes of determining the approval of any matter submitted to the Stockholders for a vote. If a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter, those shares will not be considered as present and entitled to vote with respect to that matter.

                                                                    Page 89
                                    PROPOSAL NO. 1

                           DIRECTORS AND EXECUTIVE OFFICERS

    The Corporation has a staggered Board of Directors divided into three classes. One class is elected annually to serve for three years. At the Annual Meeting of Stockholders on April 18, 1996, three Class III Directors will be elected for terms of three years or until their successors are elected and qualified. The three nominees are indicated in the table below. The proxy provides instructions for voting for all Director nominees or for withholding authority to vote for one or more Director nominees. Unless instructed to the contrary, the persons acting under the proxy solicited hereby will vote for the nominees named as Class III Directors. The Corporation has no knowledge that any of the nominees will refuse or be unable to serve, but if any of the nominees becomes unavailable for election, the holders of the proxies reserve the right to substitute another person of their choice as a nominee when voting at the Annual Meeting. To be elected a Director, each Director nominee must receive the favorable vote of a plurality of the shares represented and entitled to vote at the Annual Meeting.

NOMINEES

The following persons, if elected at the Annual Meeting of Stockholders, will serve as Class III Directors for three years.


NAME, AGE AND YEAR BECAME       PRINCIPAL OCCUPATION
DIRECTOR OF THE CORPORATION     AND OTHER INFORMATION
----------------------------    ---------------------
CLASS III (TERM EXPIRES 1999)
----------------------------
Michael A. Cavataio, Sr. (1)    Real Estate Developer; Director of
Age 52 - 1996                   TODAY'S BANK - East; Director of
                                Pioneer Financial Services, Inc. and
                                AON Asset Management Fund, Inc.

J. Michael Hillard              Chief Operating Officer, Tri-State
Age 44 - 1994                   Tours/River Trails (Tours and
                                Transportation Co.); Director of the
                                Corporation  and TODAY'S BANK-West.

R. William Owen                 Executive Vice President, Chief Financial
Age 56 - 1986                   Officer and Director of the Corporation;
                                Executive Vice President of TODAY'S BANK-
                                East; Director of TODAY'S BANK-West.



----------------------------------------
(1)     James C. Skyrms, a Class III Director of the Corporation since 1983, will retire as a Director of the Corporation on April 18, 1996.  The Board of
Directors has slated Michael A. Cavataio, Sr. as a Class III Director nominee to replace Mr. Skyrms.


                                                                       Page 90

CONTINUING DIRECTORS
--------------------
CLASS I (TERM EXPIRES 1997)
---------------------------
Allen E. Fehr                   Retired Consulting Engineer, since 1992;
Age 61 - 1993                   prior thereto, Partner, Fehr-Graham &
                                Associates(Engineering/Consulting firm);
                                Director of the Corporation.

Thomas A. Ferguson, Jr.         President and Chief Operating Officer,
Age 48 - 1988                   Newell Companies (Manufacturer); Director
                                of the Corporation.

Frank E. Furst                  Chairman and Chief Executive Officer,
Age 56 - 1980                   Furst-McNess Company (Manufacturer);
                                Director of the Corporation.

Ruth Mercedes Smith             President, Highland Community College;
Age 62 - 1993                   Director of the Corporation.



CLASS II (TERM EXPIRES 1998)
----------------------------

Craig D. Hartman                President and Chief Executive Officer,
Age 53 - 1986                   Plansmith Corporation (Bank Consulting);
                                Director of the Corporation.

Dan Heine                       President, Chief Executive Officer and
Age 49 - 1983                   Director of the Corporation; Chairman,
                                Director and Chief Executive Officer of
                                TODAY'S BANK-East; Chairman and Director
                                of TODAY'S BANK-West.

Edward D. Higgins               Retired Vice President and Secretary,
Age 70 - 1980                   Borchers, Inc. (Retail Clothing); Director
                                of the Corporation.

Raymond E. Johnson              Partner, McGreevy, Johnson & Williams (Law
Age 57 - 1988                   Firm); Director of the Corporation and
                                TODAY'S BANK-East.



                                                                     Page 91
OTHER EXECUTIVE OFFICERS

Set forth below are the executive officers of the Corporation not listed above.

NAME                  AGE       POSITION WITH THE CORPORATION
--------------------------------------------------------------------------------
Douglas M. Cross      43        President and Chief Operating Officer and
                                Director of TODAY'S BANK-East.

Daniel M. Lashinski   46        Vice President, Secretary and Treasurer of
                                the Corporation.

Douglas L. Mitchell   52        Executive Vice President of TODAY'S BANK-
                                East.

Jeffrey P. Mozena     41        President and Chief Executive Officer and
                                Director of TODAY'S BANK-West.

C. Brad Zulke         35        Executive Vice President of TODAY'S BANK-
                                East;President and Director of TODAY'S Trust
                                Company Company


    All of the Corporation's Directors hold office for the terms indicated, or until their respective successors are duly elected and qualified, and all of the executive officers hold office for a term of one year. There are no arrangements or understandings between any of the Directors, executive officers or any other person pursuant to which any of the Directors or executive officers have been selected for their respective positions, except with respect to the employment agreements with Messrs. Heine and Owen (see "Employment Agreements") and severance agreements with Messrs. Cross, Mitchell, Mozena and Zulke (see "Severance Agreements").

BOARD COMMITTEES AND MEETINGS

    The Corporation has a standing audit and compensation committee but does not have a nominating committee. The Board of Directors functions as a nominating committee.

    The current members of the audit committee are Messrs. Furst, Hillard, Johnson and Skyrms. Mr. Owen is a nonvoting member of the audit committee. The functions of the audit committee consist of recommending the appointment of auditors to the Board of Directors and reviewing, with the Corporation's internal auditor as well as the independent auditors, the scope and results of the Corporation's procedures for internal auditing, the scope and results of the auditing engagement and the adequacy of the Corporation's system of internal controls (see "APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANTS"). This committee met two times during 1995.

    The members of the compensation committee are Ms. Smith and Messrs. Ferguson, Furst, and Higgins. Messrs. Heine and Owen are non-voting members of the compensation committee. The primary function of the compensation committee is the administration of salaries and incentive compensation for senior management of the Corporation and its subsidiaries. This committee met five times during 1995.

    The Board of Directors functions as a nominating committee and will consider nominees recommended by the Stockholders. Recommendations should be forwarded to the Secretary of the Corporation.

    The Board of Directors of the Corporation met twelve times during 1995.
All Directors attended at least seventy-five percent of the meetings of the Board and the committees on which they served during 1995, with the exception of Edward D. Higgins, who attended 71% of such meetings.

DIRECTOR'S FEES

    In 1995, Directors received a $4,000 per year retainer and $500 for each meeting of the Board of Directors whether or not they attend. Non-officer Directors receive $100 for each committee meeting they attend. The Board of Directors of the Corporation has adopted and the Corporation administers a Directors' Deferred Compensation Plan (the "Deferred Plan") in which participation is voluntary. The Deferred Plan is not a "qualified plan" within the meaning of Section 401(a) of the Internal Revenue Code (the "Code"). Directors' fees paid to participants are placed in a cash reserve account and earn interest equal to that paid on fixed rate individual retirement account deposits held by TODAY'S BANK-East. The Deferred Plan allows participants to request that all or a portion of the amounts deferred be deemed invested in the Corporation's Common Stock. Any shares acquired in this regard are held of record by TODAY'S Trust Company. Any cash dividends paid on such shares are credited to the participants cash reserve account. Currently, eight Directors, Ms. Smith and Messrs. Fehr, Ferguson, Furst, Higgins, Hillard, Johnson and Skyrms, participate in the Deferred Plan.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

    The Directors, executive officers and beneficial owners of 10% or more of the equity securities of the Corporation are required to file certain reports with Securities and Exchange Commission (the "SEC") pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act"). A Form 3 must be filed with the SEC within 10 days after the event by which the person becomes a "reporting person" (i.e., director, executive officer, 10% owner); a Form 4 must be filed with the SEC on or before the tenth day after the end of the month in which a change in beneficial ownership has occurred for a reporting person; and a Form 5 must be filed with the SEC on or before the forty-fifth day after the end of the Corporation's fiscal year for transactions or holdings that should have been reported but were not reported. For the Corporation's fiscal year ended December 31, 1995, all Forms 3, 4 and 5 were timely filed with the SEC and the Corporation knows of no failure to file a required form by any reporting person.

EXECUTIVE COMPENSATION

    The following table sets forth compensation information about the Corporation's Chief Executive Officer and the four other highest paid officers of the Corporation or one of its subsidiaries who received more than $100,000 in salary and bonus during 1995.

                                                                     Page 93

                                                         SUMMARY COMPENSATION TABLE

                                                             Annual Compensation
                                                             -------------------
                                                                       Other            Stock
Name and                                                                Annual           Options         All Other
Principal Position           Year            Salary          Bonus    Compensation (1)   Granted     Compensation (2)
------------------------------------------------------------------------------------------------------------------------------------
Dan Heine,                   1995           $196,900          $-0-        $17,500         17,250        $13,441
President and
Chief Executive              1994            184,875           -0-         17,600          1,750        189,850(3)
Officer
                             1993            173,575        78,109         18,500            -0-          7,292


R. William Owen,             1995           $128,648          $-0-        $13,600         11,950        $25,158(3)
Executive Vice
President and                1994            123,700           -0-         14,600          1,150        113,121(3)
Chief Financial
Officer                      1993            116,140        43,553         15,500            -0-          6,155


Douglas M. Cross,            1995           $105,610          $-0-         $3,900          2,800        $49,665(3)
President and Chief
Operating Officer,           1994            100,610        18,487          6,100            700         21,081(3)
TODAY'S BANK-East
                             1993             92,610        34,729          3,500            -0-         12,189


C. Brad Zulke                1995            $98,375          $-0-           $-0-          4,450        $16,807(3)
Executive Vice President,
TODAY'S BANK-East            1994             93,000        17,089            -0-            500         35,070(3)

                             1993             87,000        32,625            -0-            -0-          7,496


Douglas L. Mitchell,         1995            $91,900          $-0-         $4,400            -0-        $23,162(3)
Executive Vice President,
TODAY'S BANK-East            1994             89,225        13,350         10,600          7,160         35,096(3)

                             1993             87,475         6,561         13,300            -0-         20,177(3)

------------------------------------------------------------------------------------------------------------------------------------


(1)    Represents director's fees paid by the Corporation and its subsidiaries.

(2) All other compensation represents contributions by the Corporation to the Corporation's Employee Stock Ownership Plan and amounts received upon the exercise of stock options. The above amount does not include the amount of the contribution made by the Corporation to its Pension Plan for any of the named executives. The regular actuaries for the Pension Plan have indicated that the amount of such contribution or accrual in respect of a specified person is not and cannot readily be separated or individually calculated under the actuarial cost method used in determining aggregate contribution requirements for the Pension Plan. For the three years ending December 31, 1995, the Corporation contributed a total of $728,117 to the Pension Plan.

(3) The amounts include funds received upon the exercise of nonqualified stock options for the years indicated as follows: Heine-1994, $179,789; Owen-1995, $18,574 and 1994, $106,763; Mitchell-1995, $15,454, 1994,
$26,685 and 1993, $13,310; and Cross-1995, $43,493 and  1994, $15,540;
Zulke-1995, $8,940 and 1994, $13,380.

                                                                    Page 94

                                   Nonqualified Options Exercised During 1995 and
                                     Option Value Table as of December 31, 1995


                                                                                   Value of
                                                                                  Unexercised
                                                               Number of          In-the-Money
                                                              Unexercised        Non-qualified
                          Shares                            Nonqual. Options       Options at
                         Acquired              Value        at Dec. 31, 1995      Dec. 31, 1995
Name                    on Exercise         Realized(2)      Exercisable(1)       Exercisable(1)
--------------------------------------------------------------------------------------------------
Dan Heine                 -0-                 $-0-              24,345              $103,093

R. William Owen         2,833               18,574              13,100                71,144

Douglas M. Cross        6,276               43,493               5,650                18,564

C. Brad Zulke           1,000                8,940               9,450                24,609

Douglas L. Mitchell     2,606               15,454               2,900                12,760

--------------------------------------------------------------------------------------------------


(1) The initial option price of the nonqualified options was 100% of the fair market value of the Common Stock as of the grant date. All of the nonqualified options are fully vested and can be exercised by the named executives. For "In-the-Money Options," the "Value of Unexercised In-the-Money Options at December 31, 1995" represents the difference between the closing price ($22.19) of the Corporation's Common Stock on December 31, 1995, and the exercise price of the underlying options, multiplied by the number of applicable options.

(2) The value realized represents the difference between the exercise price of the nonqualified options and the market value of the Common Stock on the exercise date.

                                                                     Page 95
EMPLOYMENT AGREEMENTS

    On February 28, 1989, the Corporation entered into employment agreements with Messrs. Heine and Owen. The agreements expired on December 31, 1995, but automatically renewed for a one-year term. The agreements will continue to automatically renew for successive one-year terms unless either the Corporation or the executive gives written notice to the other within 45 days of the expiration of the agreement. Messrs. Heine and Owen are to receive salaries equal to what they are currently being paid; the amount of their salaries may be increased (but not decreased) by the Board of Directors of the Corporation from time to time. In addition, they are entitled to participate in all programs offered by the Corporation to its executive officers.

    Under the terms of each agreement, if the executive is terminated by the Corporation, he shall be entitled to receive the salary and benefits due him under the agreement for the remainder of the term of the agreement. The executive shall be deemed to have been terminated by the Corporation if he: (a) is terminated other than for "cause"; (b) resigns after his removal from the position he currently holds with the Corporation; (c) resigns after a material change in his duties; (d) is involuntary transferred outside of Freeport, Illinois; (e) resigns following the transfer of all or substantially all of the Corporation's assets, the liquidation, dissolution, consolidation or merger of the Corporation where the Corporation is not the survivor, provided any such action is not deemed a "change in control"; or (f) if he dies or becomes disabled. If the executive is terminated for "cause", he shall not be entitled to receive any compensation under the agreement. "Cause" is defined as personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule or regulation or a material breach of the agreement.

    If the executive is terminated without "cause" within two years of a "change in control" of the Corporation, he shall be entitled to receive a severance payment equal to 250% of the total of his base salary, incentive compensation and bonus paid to him by the Corporation in the calendar year prior to the year in which the change in control occurred. These payments, however, shall not exceed an amount which, under the Internal Revenue Code, is deemed an "excess parachute payment."

    A "change in control" shall be deemed to occur upon the acquisition of 25% or more of the voting securities of the Corporation by any person or persons acting as a group, or the acquisition of more than 10% but less than 25% of the voting securities of the Corporation by any person or persons acting as a group if the Board of Directors of the Corporation makes a determination that such action constitutes or will constitute a change in control of the Corporation. A change in control shall also mean a merger or consolidation where the Corporation is not the survivor, a merger or consolidation where the Corporation is the survivor but more than 50% of the stock following the consummation of the transaction is held by a person or persons who were not stockholders of the Corporation during the two years preceding the announcement of such merger or consolidation, a sale of all or substantially all of the Corporation's assets, a replacement of a majority of the members of the Board of Directors of the Corporation over a two year period unless the newly elected directors were nominated by at least two-thirds of the Board members sitting at the beginning of the period, or the filing of a change of control notice with the Board of Governors of the Federal Reserve System. The executive shall be deemed to have been terminated by the Corporation if he is terminated (as defined above) other than for "cause" within two years of a change in control. In addition, he shall be deemed to have been terminated if the Corporation elects not to renew the agreement for the first two full calendar years following the year in which the change in control occurs.

SEVERANCE AGREEMENTS

    On November 21, 1995, the Corporation entered into severance agreements with Messrs. Cross, Mitchell, Mozena and Zulke ("Executive"). In the event there is a change of control and the Executive is terminated other than for "cause" or if the Executive's duties and responsibilities are substantially reduced within 12 months of the Change of Control, the Executive shall be entitled to severance pay equal to 100% of the base salary, incentive compensation and bonus payments paid to the Executive by the Company in the calendar year prior to the year the Change of Control occurs.

    A substantial change in the Executive duties is defined as: (a) a change in the Executive's supervisor from an officer of the Company to a non-officer; (b) a 50% or greater reduction in the number of subordinates reporting to the Executive; (c) a demotion in job title or reduction in compensation; or (d) if the Corporation demands that the Executive transfer to a different work location located more than 50 miles from the Executive's current work location. "Cause" is defined as personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform duties, willful violation of any law, rule or regulation or a final cease and desist order.

    A "change in control" shall be deemed to occur upon the acquisition of 25% or more of the voting securities of the Corporation by any person or persons acting as a group, or the acquisition of more than 10% but less than 25% of the voting securities of the Corporation by any person or persons acting as a group if the Board of Directors of the Corporation makes a determination that such action constitutes or will constitute a change in control of the Corporation. A change in control shall also mean a merger or consolidation where the Corporation is not the survivor, a merger or consolidation where the Corporation is the survivor but more than 50% of the stock following the consummation of the transaction is held by a person or persons who were not stockholders of the Corporation during the two years preceding the announcement of such merger or consolidation, a sale of all or substantially all of the Corporation's assets, a replacement of a majority of the members of the Board of Directors of the Corporation over a two year period unless the newly elected directors were nominated by at least two-thirds of the Board members sitting at the beginning of the period, or the filing of a change of control notice with the Board of Governors of the Federal Reserve System.

                                                                     Page 97
DEFINED BENEFIT PENSION PLAN

    The Corporation operates a Pension Plan for its employees. Based on certain assumptions, including continuance of the Pension Plan, the following table shows the estimated annual pension benefits, before any applicable offset for social security benefits, which would be payable to employees, including officers, at a normal retirement (age 65), after various years of service at selected salary levels. (Benefits are payable for life, or if spousal benefits are elected, a reduced amount is payable for the life of the employee and of the surviving spouse.) The estimated credited years of service for the five individuals named in the Summary Compensation Table is as follows: Heine - 26 years; Owen - 9 years; Cross - 9 years ; Zulke - 5 years; and Mitchell - 11 years.

                                    PENSION TABLE

                        ANNUAL RETIREMENT BENEFITS BASED UPON
                                   YEARS OF SERVICE


REMUNERATION                  10         15         20         25         30
-------------------------------------------------------------------------------

$125,000                   $20,496    $30,744    $40,992    $51,240    $61,488
150,000-500,000             24,922     37,382     49,843     62,304     74,765


    "Remuneration" is determined by calculating the individual's successive highest five years' base salary in the ten years preceding retirement and is determined substantially on the basis of the salary included in the "Summary Compensation Table."

    The above table reflects benefit amounts being equal from $150,000 to $500,000 of salary due to the $150,000 compensation limit required by Code
Section 401(a)(17).  This limitation became effective January 1, 1994.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During 1995, Dan Heine, President and Chief Executive Officer of the Corporation, and R. William Owen, Executive Vice President and Chief Financial Officer of the Corporation, served as non-voting members of the compensation committee of the Board of Directors.

COMPENSATION COMMITTEE REPORT TO STOCKHOLDERS

    The Compensation Committee of the Board of Directors (the "Committee") is composed of four independent outside directors, all with past or present experience with executive compensation policy-setting for large businesses. The Committee is responsible for setting and administering salaries, benefits and incentive plans for senior management of the Corporation and its subsidiaries. Professional services of independent compensation consultants are utilized on a regular basis to assist the Committee in this function.

COMPENSATION PHILOSOPHY
    The Corporation has long believed that a strong relationship should exist between executive compensation and the Corporation's value to stockholders. Among the factors considered to preserve and enhance stockholder value are: financial soundness; earnings per share growth; dividend growth; market appreciation; and stock liquidity.

    In designing its compensation programs, the Corporation has acted on the premise that all compensation should reflect the value that is created for stockholders within the framework of working toward the Corporation's strategic goals. Supporting goals and beliefs regarding the Corporation's compensation programs are reflected below:

  - Compensation should be related meaningfully to improving the factors indicated above;

  - Compensation should support the short- and long-term strategic goals and objectives of the Corporation; and

  - Compensation should play a key role in attracting, developing and retaining people of the highest character and competence.

PAY MIX AND MEASUREMENT

    The Corporation's executive compensation is based on three components.
    (1)  BASE SALARY
         Base salary levels are established through extensive research and review of comparative information from similar peer-group companies. Established base salaries are designed to be externally competitive and internally compatible.

         Salaries for executives are reviewed by the Committee on an annual basis and may be adjusted at that time based on the Committee's agreement that:
(a) the individual's contribution to the Corporation has increased; (b) competitive pay levels have increased; and (c) the predetermined goals for the Corporation and the individual have been met.

         For example, the 1995 base salary compensation for the President and Chief Executive Officer, Mr. Dan Heine, was $196,900, an increase of 6.5% over the 1994 base amount. The increase reflected Mr. Heine's successful individual contributions in carrying out the Corporation's strategic objectives and also an increase in competitive base pay levels for the comparable executive positions of similarly-sized banking companies. A similar process was followed for other executive officers in 1995.

    (2)  ANNUAL INCENTIVES
         Through this short-term compensation plan, many key officers of the Corporation - not just the CEO - are motivated to enhance stockholder value by maximizing total earnings and also the quality of those earnings. Accordingly, the annual incentive compensation plan is funded from a pre-set portion of the Corporation's net income which exceeds established thresholds for net income, return on assets, return on equity, and growth. The percentage and thresholds are established at the beginning of the fiscal year and reflect the earnings per share improvement target set by the Committee. Individual awards are based upon a predetermined percentage of salary, the individual's position and the Committee's assessment of the individual's contribution in his or her position.

         The Corporation believes that the annual incentive program provides an excellent link between the value created for stockholders and the incentive paid to executives. Under this plan, executives do not receive any incentive compensation unless pre-established threshold targets are met. After that point, additional returns are allocated on a consistent basis to stockholders and the incentive management pool.

         During 1995 and 1994, management did not meet the minimum incentive compensation threshold targets set by the Board of Directors. Although earnings per share increased from $1.37 per share in 1994 to $1.79 in 1995, no incentive compensation was paid. However, incentive compensation was awarded in years 1990 through 1993 when earnings per share grew from $1.22 in 1990 to $1.65 in 1993 as the result of minimum thresholds being met.

         Under the annual incentive program, the Chief Executive Officer's payout can reach a maximum of 52.5% of annual base salary if threshold requirements are substantially exceeded. The CEO's incentive compensation represented 0% of base salary in 1994 and 1995. Other executives in the annual incentive plan have opportunity for increases that range from 20% to 52.5% of base pay.

    (3)  LONG TERM INCENTIVES
         Stock options have been granted to the named executives and others under the Nonqualified Stock Option Plan. This component is intended to retain and motivate executives to improve long-term stock market performance.

         Stock options are granted at the prevailing market value and will have value if the Corporation's stock price increases. Grants are vested one year after they are awarded and exercisable within six years after grant. Executives must be employed by the Company at the time of vesting in order to exercise the options.

         The Committee determines the number of options to be granted based on the executive's position within the Corporation and in recognition of outstanding historical performance. In 1995, 48,700 stock options were granted. As of December 31, 1995, 217,510 stock options have been awarded, of which 111,821 have been awarded to the named executive officers.

    To evaluate management's performance objectively and fairly, various safety and soundness and profitability ratios are carefully analyzed. They include capital, asset quality, earnings, and liquidity. Both federal and state regulators provide reports to the full Board to further validate comparative performance.

    During 1993, the Corporation reviewed and revised its salary administration program with the assistance of a well-respected consulting firm and in 1994 and 1995, utilized independent outside consulting services to review its compensation and benefits package. The Committee feels secure that the Corporation's salary administration is externally competitive, internally equitable and supports the Corporation's Compensation philosophy and strategic plan.

                             COMPENSATION COMMITTEE
                             Thomas A. Ferguson, Jr., Chairman
                             Frank E. Furst
                             Edward D. Higgins
                             Ruth Mercedes Smith

                                                                    Page 100
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Directors and executive officers of the Corporation and their associates were customers of, and have had transactions with, the Corporation and its subsidiaries in the ordinary course of business during 1995. Comparable transactions may be expected to take place in the future.

    All outstanding loans, commitments to loan, transactions in repurchase agreements and certificates of deposit and depository relationships in such ordinary course of business, were on substantially the same terms, including interest rates and collateral, as those prevailing at the time for transactions with other persons and, in the opinion of management of the Corporation, did not involve more than the normal risk of collectibility or present other unfavorable features. See Annual Report of the Corporation, Note 4 of Notes to Consolidated Financial Statements.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth, as of March 15, 1996, the total number of shares of Common Stock of the Corporation beneficially owned, and the percent of such shares so owned, by each person known to the Corporation to be the beneficial owner of more than 5% of the Common Stock of the Corporation, and by each Director, each executive officer named in the "Summary Compensation Table" and all Directors and executive officers of the Corporation as a group.


                                           AMOUNT AND NATURE
NAME OR NUMBER OF                           OF BENEFICIAL        PERCENT OF
PERSONS IN GROUP                            OWNERSHIP(1)             CLASS
--------------------------------------------------------------------------------

Cede & Co. and Howe & Co.                     253,653 (2)           9.23%
% TODAY'S Trust Company
50 West Douglas Street
Freeport, Illinois 61032

Pioneer Financial Services, Inc.              225,207               8.19%
1750 E. Golf Road
Schaumburg, Illinois 60173

Michael A. Cavataio, Sr.                       25,699 (3)            .94%

Allen E. Fehr                                   1,472 (3)(4)         .42%

Thomas A. Ferguson                              6,857 (3)            .25%

Frank E. Furst                                 18,192 (3)(5)         .66%

Craig D. Hartman                                  180                 .0% (6)

Dan Heine                                      32,587 (3)(7)        1.18%

Edward D. Higgins                              15,144 (3)(8)         .55%

J. Michael Hillard                              1,071 (3)             .0% (6)

Raymond E. Johnson                             23,355 (9)            .85%

R. William Owen                                42,225 (3)(10)       1.53%

James C. Skyrms                                18,194 (3)            .66%

Ruth Mercedes Smith                             1,312 (3)             .0% (6)

Douglas M. Cross                               23,755 (3)(11)        .86%

C. Brad Zulke                                  17,067 (3)            .62%

Douglas L. Mitchell                            16,817 (3)(12)        .62%

All executive officers and                    274,357               9.75%
Directors(17 persons) as a group


(1) The information contained in this column is based upon information furnished to the Corporation by the individuals named above or was ascertained from an examination of the Corporation's stock records. The nature of beneficial ownership for shares shown in this column is sole voting and investment power, except as set forth in the footnotes below.

(2) Cede & Co. and Howe & Co. hold the stock as record owner on behalf of TODAY'S Trust Company. TODAY'S Trust Company has sole voting and investment power with respect to 101,543 of these shares (40%). The remaining 152,110 shares (60%) are voted as directed by the beneficiaries of the trusts.

(3) Includes shares held by TODAY'S Trust Company under the Director's Deferred Compensation Plan as follows: Michael A. Cavataio, Sr. - 283 shares; Douglas M. Cross - 1,088 shares; Allen E. Fehr - 7,392 shares; Thomas A. Ferguson, Jr. - 2,968 shares; Frank E. Furst - 3,054 shares; Edward D. Higgins - 12,024 shares; J. Michael Hillard - 771 shares; R. William Owen - 2,135 shares; James C. Skyrms - 8,714 shares; and Ruth M. Smith - 912 shares. Includes shares held in the Corporation's Employee Stock Ownership Plan as follows: Douglas M. Cross - 3,538 shares; Dan Heine - 6,192 shares; Douglas L. Mitchell - 4,591 shares; R. William Owen - 4,521 shares; and C. Brad Zulke - 2,832 shares. Includes shares that can be acquired by the exercise of options granted by the Corporation as follows: Douglas M. Cross - 5,650 shares; Dan Heine - 24,345 shares; Douglas L. Mitchell - 2,900 shares; R. William Owen - 13,100 shares; and
C. Brad Zulke - 9,450 shares. Does not include 21,930 shares held by the Corporation's Pension Plan. Messrs. Owen and Mitchell serve as co-trustees of the Pension Plan along with other employees.

(4) Includes 339 shares held by Mr. Fehr's spouse for which he disclaims beneficial ownership.

(5) Includes 708 shares held by Mr. Furst's spouse for which he disclaims beneficial ownership and 12,180 shares held in trust over which Mr. Furst has investment authority.

(6)  Less than 0.01%.

(7) Includes 1,000 shares held by Mr. Heine's spouse for which he disclaims beneficial ownership. Includes 45 shares held by Mr. Heine as custodian for one of his children over which Mr. Heine has sole voting and investment power.

(8) Includes 3,000 shares held in joint tenancy by Mr. Higgins with his spouse. These shares are deemed shared as to voting and investment power. Includes 120 shares held by Mr. Higgin's spouse for which he disclaims beneficial ownership.

(9) Includes 300 shares held by Mr. Johnson's spouse for which he disclaims beneficial ownership.

(10) Includes 204 shares held by Mr. Owen's spouse for which he disclaims beneficial ownership. Includes 21,508 shares held in joint tenancy by Mr. Owen and his spouse. These shares are deemed shared as to voting and investment power.

(11) Includes 10,726 shares held in joint tenancy by Mr. Cross and his spouse. These shares are deemed shared as to voting and investment power.

(12) Includes 30 shares held by Mr. Mitchell's spouse for which he disclaims beneficial ownership.

                               CORPORATION PERFORMANCE

    The following graph compares the yearly percentage change in the cumulative total stockholder return on the Corporation's Common Stock during the five years ended December 31, 1995 with the cumulative total return of the NASDAQ Stock Market Index and the NASDAQ Banks Stocks Index. The comparison assumes $100.00 was invested on December 31, 1990 in the Corporation's Common Stock and in each of the foregoing indices and assumes reinvestment of dividends.

            Comparison of Five Year-Cummulative Total Returns
                         Performance Graph for
                         TODAY'S BANCORP, INC.

Prepared by the Center for Research in Security Prices
Produced on 02/21/96 including data to 12/29/95.

                   [Performance graph appears here]




CRSP Total
Returns Index
for:                           12/31/90     12/31/91     12/31/92     12/31/93     12/30/94     12/29/95
--------------------------------------------------------------------------------------------------------
TODAY'S BANCORP INC.            100.0         118.4        181.8        219.3        220.7        292.4
--------------------------------------------------------------------------------------------------------
NASDAQ Stock Market
(US Companies)                  100.0         160.5        186.9        214.5        209.7        296.5
--------------------------------------------------------------------------------------------------------
NASDAQ
Bank Stocks
SIC 6020-6029,
6710-6719
US Foreign                      100.0         164.1        238.9        272.4        271.4        404.3
--------------------------------------------------------------------------------------------------------

A. The lines represent monthly index levels derived from compounded daily returns that include all divedends.

B. The indexes are reweighted daily, using the market capitalization on the previous trading day.

C. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.

D.     The index level for all series was set to $100.0 on 12/31/90.

                                                                    Page 104
                                    PROPOSAL NO. 2

                             RATIFICATION OF INDEPENDENT
                                  PUBLIC ACCOUNTANTS

    During 1995, the Corporation engaged KPMG Peat Marwick LLP, its independent public accountants, to audit the Corporation and to provide nonaudit services. The appointment of the auditors is approved annually by the Board of Directors and ratified by the Stockholders. The decision of the Board of Directors is based on the recommendation of the Audit Committee. In making its recommendation, the Audit Committee reviews both the audit scope and estimated fees for professional services for the coming year. Subject to ratification by the Stockholders, the Board of Directors has appointed KPMG Peat Marwick LLP for the year 1996. In order to ratify the appointment, the proposal must receive the favorable vote of a plurality of the shares represented and entitled to vote at the Annual Meeting.

    Coopers & Lybrand LLP served as the Corporation's independent accountants for a number of years, including the fiscal year ending December 31, 1993. The Corporation had no disagreements with Coopers & Lybrand LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement. For the fiscal year ending December 31, 1993, Coopers & Lybrand's report on the financial statements contained no adverse opinion and no disclaimer of opinion and was not qualified as to uncertainty, audit scope or accounting principles.

    Representatives of KPMG Peat Marwick LLP will be present at the Annual Meeting of Stockholders on April 18, 1996, and will be given an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RATIFICATION OF KPMG PEAT MARWICK LLP AS INDEPENDENT PUBLIC ACCOUNTANTS (PROPOSAL NO. 2).

                   STOCKHOLDERS' PROPOSALS FOR 1996 ANNUAL MEETING

    Stockholders may submit proposals appropriate for Stockholder action at the 1997 Annual Meeting consistent with the regulations of the Securities and Exchange Commission. All such proposals should be directed to Daniel M. Lashinski, Vice President, Secretary and Treasurer, TODAY'S BANCORP, INC., 50 West Douglas Street, Freeport, Illinois 61032, by November 22, 1996.
                                   BY ORDER OF THE
                                  BOARD OF DIRECTORS

                               /s/ Daniel M. Lashinski

                                 DANIEL M. LASHINSKI
                       VICE PRESIDENT, SECRETARY AND TREASURER

                             --------------------------


                          ALL STOCKHOLDERS ARE URGED TO SIGN
                           AND MAIL THEIR PROXIES PROMPTLY


                                       17